UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACCRETIVE HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 27th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 64,087,200 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 64,087,200 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 64,087,200 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 64,087,200 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 64,087,200 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,416,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 142,416,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 142,416,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 82,416,000 shares of Common Stock issuable upon conversion of 204,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 4,040 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividend pursuant to the Series A CoD on July 7, 2016. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 110,616,854 shares of Common Stock outstanding as of May 2, 2016 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and (2) 142,416,000 shares of Common Stock (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 78,328,800 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC (the “Partnership GP”), TI IV ACHI Holdings GP, LLC (the “Aggregator GP”), TI IV ACHI Holdings, LP (the “Aggregator”), TowerBrook Investors Ltd. (“TowerBrook”), Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (“Ascension”) (together, the “Reporting Persons”) with the Securities Exchange Commission (the “Commission”) on February 16, 2016 (as it may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.01 par value per share, of Accretive Health, Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 1 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 3.  Source or Amount of Funds or Other Consideration.

The second paragraph of Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person may be deemed to have acquired beneficial ownership of 140,800,000 shares of Common Stock reported on this Statement on February 16, 2016 pursuant to the Purchase Agreement and subsequent adjustments to the “Liquidation Preference” and “Conversion Price” (as those terms are defined in the Certificate of Designations of the 8.00% Series A Convertible Preferred Stock (the “Series A CoD”)) in lieu of issuing a payment-in-kind dividend for the period ending March 31, 2016 on the 200,000 shares of 8.00% Series A Convertible Preferred Stock (the “Series A Preferred Stock”) it acquired under the Purchase Agreement. The funding for the Purchase was obtained from the Aggregator from the contributed capital of the investment funds managed or advised by TowerBrook Capital Partners L.P. The funding for the Purchase was obtained from Ascension from available cash.

Each Reporting Person may be deemed to have acquired beneficial ownership of the remaining 1,616,000 shares of Common Stock reported on this Statement pursuant to a payment-in-kind dividend (the “July 2016 PIK Dividend”) on the 200,000 shares of Series A Preferred Stock it acquired under the Purchase Agreement. The July 2016 PIK Dividend was paid by the Issuer on July 7, 2016 pursuant to the Series A CoD.

ITEM 5.  Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 142,416,000 shares of Common Stock, including 60,000,000 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 142,416,000 shares of Common Stock issuable upon the conversion of 204,040 shares of Series A Preferred

Stock and the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 64,087,200 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 78,328,800 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2016

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

[Signature Page to 13D Amendment]

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By:	/s/ Anthony J. Speranzo
Name:	Anthony J. Speranzo
Title:	Executive Vice President & Chief Financial Officer

[Signature Page to 13D Amendment]